UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Policy for Hiring Independent Auditors
POL_ADM_062

Telefônica Brasil S.A.

Telefônica Brasil S.A.

Approved by the Board of Directors of Telefônica Brasil S.A., at a meeting held on June 26, 2023

1st edition - June 2023

POLICY	CODE: POL_ADM_062
TITLE: POLICY FOR HIRING INDEPENDENT AUDITORS	REVIEW: 01	PAGE: 1/6

VERSION HISTORY

Review	Date	Reason for Review	Drafted by	Reviewed by	Approved by
01	May 29, 2023	Policy making.	Carlos Cesar Mazur – Accounting Manager.

Filipe Ferreira da Silva – MIS & Project Intervention Manager;

Daniela Valente Junqueira Ayres – Corporate Legal Area Manager;

Rafael Marques da Silva – Government and Legal Resources Manager;

Jéssica Barros Góes – Labor Legal Manager;

Julia Jonas Gordilho – Compliance Manager.

Redir on 06/15/2023 Audit and Control Committee on 06/22/2023 Appointments Committee on 06/26/2023 Board of Directors on 06/26/2023

TABLE OF CONTENTS

I. INTRODUCTION	2
II DEFINITIONS	2
III PREMISES	3
IV SERVICES	3
V PROCEDURES FOR HIRING THE INDEPENDENT AUDITOR	5
VI PREVENTION TO CONFLICTS OF INTEREST	6
VII EFFECTIVENESS	6

POLICY	CODE: POL_ADM_062
TITLE: POLICY FOR HIRING INDEPENDENT AUDITORS	REVIEW: 01	PAGE: 2/6

I.       INTRODUCTION

1.1.	The purpose of this policy is to establish the required guidelines for the hiring, by the Company and its Controlled Companies, of an Independent Auditor to provide professional auditing services of financial statements to comply with Brazilian and foreign standards to which the Company is subject, as well as any other consulting services provided by the Independent Auditor, which do not impair its objectivity and independence before the Company and Controlled Companies, under the applicable legislation.
1.2.	As the Company is a publicly traded company with securities listed on the stock exchanges in Brazil and the United States, the hiring of an Independent Auditor must observe the rules set forth in the applicable regulations, especially, but not limited to, those issued by the Brazilian Securities and Exchange Commission (CVM) and the Securities and Exchange Commission (SEC).

1.3.          In compliance with this policy, the provisions of the Principles of Responsible Business, the Anticorruption Policy, and the Company's Conflict of Interest Regulations must be observed.

II       DEFINITIONS

Independent Auditor: it is the company duly registered with the CVM that performs the professional services of independent auditing of the single and consolidated financial statements of the Company and the Controlled Companies, both for the purposes of compliance with Brazilian standards and foreign standards to which the Company is subject, with the respective issuance of the auditors' report, in accordance with the accounting practices adopted in Brazil, which comprise the CVM rules and the pronouncements of the Accounting Pronouncements Committee (CPC), the international accounting standards (IFRS) issued by the International Accounting Standards Board (IASB), and audit services on internal controls, issuing an opinion based on the criteria established by the SEC, Committee of Sponsoring Organizations of the Treadway Commission (COSO) and Public Company Accounting Oversight Board (PCAOB). The Company and the Controlled Companies may have different Independent Auditors.

Audit and Control Committee - it is the Company’s Board of Directors advisory body, and its objective is to exercise deliberative and advisory functions with the Board of Directors with respect to the fulfillment of its responsibilities of supervising and monitoring the integrity of the Company’s financial statement processes and control systems, and its members must have the minimum qualifications required by the applicable legislation, including the Sarbanes-Oxley Act.

Company: refers to Telefônica Brasil S.A.

Board of Directors: means the collegiate decision-making body that, together with the statutory board, comprises the Company's management, with duties conferred by law and by the Bylaws. Among other duties, the Board of Directors is responsible for the election and dismissal of the Independent Auditor, following the recommendation of the Audit and Control Committee.

CVM means the Brazilian Securities and Exchange Commission.

SEC means the Securities and Exchange Commission.

Audit Services: has the meaning ascribed thereto in Clause 4.1(i).

Services Other than Auditing: Means Audit Related Services and Other Services.

Audit-related services: Has the meaning ascribed thereto in Clause 4.1(ii).

Other Services: has the meaning ascribed thereto in Clause 4.1(iii).

Vetoed Services: has the meaning ascribed thereto in Clause 4.1(iv).

POLICY	CODE: POL_ADM_062
TITLE: POLICY FOR HIRING INDEPENDENT AUDITORS	REVIEW: 01	PAGE: 3/6

Controlled Companies: These are companies whose share capital the Company holds, directly or indirectly, the majority of shares, interests or voting rights, or in whose it has appointed or has the power to appoint the majority of the management body’s members, so that it effectively controls the company.

III       PREMISES

3.1. This policy and the procedures established therein are applicable to the Company and the Controlled Companies. The contracting of audit companies other than the Independent Auditor is not subject to the terms and conditions of this policy.

3.2. With regard to the rotation of the Independent Auditor, the Company must comply with the provisions of the corporate law and applicable regulations.

3.3. For the audit activities of its financial statements for the sole purpose of issuing an audit opinion on Form 20-F, the Company may hire the same Independent Auditor responsible for the audit of the Company's financial statements or another Independent Auditor, at the discretion of the management. The other Independent Auditor will also follow the guidelines set forth in this policy.

3.4. The Independent Auditor must observe all the rules set forth in the applicable regulations to carry out the professional activity of independent audit of the Company and Controlled Companies.

3.5. The Independent Auditor may also provide other services to the Company and the Controlled Companies in addition to audit the financial statements, and in this case, the contracting rules contained in this policy and in the applicable legislation must be observed so that there is no mischaracterization of objectivity and independence of the Independent Auditor.

IV       SERVICES

4.1. A classification of services is established, according to the following categories for illustrative purposes only:

(i)     Audit Services: These are the services that make up the accounting audit of the annual and interim financial statements, as well as the services that are directly linked to the audit services.

(ii)    Audit-related Services: These are the services not included in the Audit Services, but which may be, on certain occasions and after a timely and prior analysis of their content, provided by the Independent Auditor, bearing in mind that, in order to carry out these services, it is essential to be aware of the financial information of the Company or Controlled Companies, as the case may be.

(iii)   Other Services: They are all other services that the Independent Auditor can provide in addition to those mentioned above, which are considered services permitted by applicable law and are not classified as Vetoed Services.

(iv)   Vetoed Services: These are services that cannot be provided by the Independent Auditor because their provision impairs the independence to carry out the Audit Services, pursuant to this policy and applicable legislation. These services cannot, therefore, be provided under any circumstances by the Independent Auditor and by the individuals and legal entities related to such Independent Auditor to the Company and Controlled Companies.

Below is a non-exhaustive list of Vetoed Services:

▪	Services involving any type of intervention in the management or decision-making of the audited entity;

POLICY	CODE: POL_ADM_062
TITLE: POLICY FOR HIRING INDEPENDENT AUDITORS	REVIEW: 01	PAGE: 4/6
▪	Accounting services and preparation of accounting records and financial statements;
▪	Translation Services;
▪	The design and implementation of internal control or risk management procedures related to the preparation and/or control of financial information or the design or application of computerized financial information systems (including the purchase or licensing of software for, or that permit in any way, the preparation of significant elements of the financial statements). These services will also be vetoed in the fiscal year immediately preceding that related to the annual accounts or audited financial statements;
▪	Actuarial services;
▪	Transaction or valuation services, including valuations made in connection with actuarial services or litigation assistance services;
▪	Provide consulting services that may characterize the loss of its objectivity and independence, such as: advice on organizational restructuring and company valuation.
▪	Services related to the internal audit duty of the entity subject to the audit;
▪	Services related to payroll, management ("management functions") or human resource functions;
▪	investment banking services, broker, dealer, investment adviser or stock promotion of the entity subject to the audit, as well as any others related to the financing, structure and distribution of capital and investment strategy of the entity subject to the audit;
▪	Legal services;
▪	Expert services unrelated to the audit;
▪	Any other service that may be vetoed by the United States Public Company Accounting Oversight Board or by local law on the matter;
▪	Legal representation of the company before judicial bodies with jurisdiction in tax matters;
▪	Tax services related to income tax and customs duties;
▪	Asset registration services;
▪	Tax services related to the following aspects:
•	The preparation of fiscal taxes;
•	The search for public subsidies and tax incentives, unless the legislation requires support to the legal auditor or audit company for these services;
•	Assistance related to tax inspection by the tax authorities, unless the legislation requires support to the legal auditor or audit company for these services;
•	The calculation of direct and indirect taxes and the deferred payment of taxes; and
•	Tax advice.

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▪	Any other services that, although not expressly prohibited, affect the independence of the Independent Auditor and on which it is not possible to adopt protective measures that mitigate the threats to an acceptable level.

4.2. For the purposes of this policy, the services listed above are grouped as follows: (i) Audit Services; (ii) Services Other than Audit, which includes Audit Related Services and Other Services; and (iii) Vetoed Services.

4.3. The hiring of the Independent Auditor for Audit Services and Services other than Audit for the Company and/or Controlled Companies shall observe the provisions of chapter V below.

V       PROCEDURES FOR HIRING THE INDEPENDENT AUDITOR

Hiring of Audit Services

5.1. The hiring of the Independent Auditor of the Company and Controlled Companies for the provision of Audit Services must be evaluated, initially, by the Audit and Control Committee. With regard to hiring the Company's Independent Auditor, the Audit and Control Committee must also submit the matter for approval by the Board of Directors.

5.2. Additionally, if required by the Controlled Companies’ corporate documents, the hiring of the Independent Auditor for such services must be previously approved by the respective management bodies of the Controlled Companies.

Hiring of Services Other than Audit

5.3. When the Company or the Controlled Companies consider hiring the Independent Auditor to provide Services other than Audit, before submitting this hiring to the due evaluations and approvals of the respective corporate bodies, as the case may be, the person responsible for this hiring must analyze it together with the Independent Auditor, the type of service in question according to the classification described in Chapter 4.1 above and also regarding the independence of the professional services to be hired.

5.4. The hiring of services other than audit, which are provided by the Independent Auditor to the Company or to the Controlled Companies, depends on the prior evaluation and opinion of the Audit and Control Committee. Additionally, if required by the Controlled Companies’ corporate documents, the hiring of the Independent Auditor for such services must be previously approved by the respective management bodies of the Controlled Companies.

5.5. The information to be provided about Services Other than Audit must be sufficient and appropriate for the competent corporate body to precisely know the services to be hired, so that it can make an appropriate assessment of this hiring.

5.6. When necessary, prior approval for hiring services other than audit by the competent corporate body must be requested with sufficient time for presentation and analysis.

Variations in hiring conditions

5.7. In case there is a variation in fees or in the scope of hiring a service already approved by the competent corporate body, the person responsible for hiring must request a new approval from the respective body, before its acceptance.

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TITLE: POLICY FOR HIRING INDEPENDENT AUDITORS	REVIEW: 01	PAGE: 6/6

VI       PREVENTION TO CONFLICTS OF INTEREST

6.1. The Audit and Control Committee, among its responsibilities, must monitor the activities in order to assess the independence of the Independent Auditor, who, in turn, must comply with the independence rules of the Federal Accounting Council – CFC and the CVM.

6.2. Below is a non-exhaustive list of hypotheses that may mischaracterize the independence of the Independent Auditor:

•	acquire or hold bonds or securities issued by the Company or its Controlled Companies, Controlling Companies or members of the same economic group;
•	have financial interests with the Company or with the Controlled Companies;
•	have to audit its own work product;
•	promote or defend the interests of the Company, or of the Controlled Companies in certain circumstances, to the point of compromising its objectivity in the independent audit services;
•	perform or have recently performed management functions at the Company or at the Controlled Companies, as well as have or have recently had an employment relationship with such entities;
•	have a business relationship with the Company or Controlled Companies; and
•	carry out joint sponsorship with the Independent Auditor or any company in its group.

VII       EFFECTIVENESS

7.1. This policy will come into force from the date of approval by the Board of Directors of Telefônica Brasil S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 28, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director